POWER OF ATTORNEY

In connection with transactions in the securities of SafeNet, Inc., I hereby grant to Kevin Hicks, Shawn Matlock and Amy Weber authority to sign and to file on my behalf Forms 3, 4 and 5 with the Securities and Exchange Commission. Such authority shall endure until revoked in writing by me, or until such persons are no longer employed by or affiliated with SafeNet, Inc, whichever comes first.



/s/ John Frederick
Name:  John Frederick